Jason L. Kropp

+1 617 526 6421 (t)

+1 617 526 5000 (f)

jason.kropp@wilmerhale.com

Confidential Treatment Request Under Rule 83

The entity requesting confidential treatment is:

Amdocs Limited

c/o Amdocs, Inc.

1390 Timberlake Manor Parkway

Chesterfield, MO 63017

Attn: Elizabeth W. McDermon

Secretary, Amdocs Limited

314-212-8328

March 25, 2014

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Patrick Gilmore

Re:	Amdocs Limited

Form 20-F for the Fiscal Year Ended September 30, 2013

Filed December 9, 2013

File No. 001-14840

Ladies and Gentlemen:

On behalf of our client Amdocs Limited (“Amdocs” or the “Company”), we are submitting the following responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in a letter dated March 11, 2014 from Mr. Patrick Gilmore, Accounting Branch Chief. The comment letter relates to the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2013 filed December 9, 2013 (the “Form 20-F”).

For convenient reference, we have included below each of the Staff’s comments set forth in the comment letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the comment letter. All of the responses are based on information provided to us by representatives of the Company.

U.S. Securities and Exchange Commission

March 25, 2014

Form 20-F for the Fiscal Year Ended September 30, 2013

Consolidated Financial Statements

Note 16 – Contingencies

Legal Proceedings, page F-29

1.	We note recent news articles regarding pending proceedings and arbitration with T-Jat Systems (2006) Ltd. Please provide us with a summarized timeline of the significant events pertaining to this matter. Tell us how you evaluated any related contingent loss disclosures related to this matter considering the guidance in ASC 450-20-50.

Rule 83 Confidential Treatment Request by Amdocs Limited Request #1

Response: [**]

Amdocs Limited respectfully requests that the information contained in Request #1 be treated as confidential information and that the Commission provide timely notice to Elizabeth W. McDermon, Secretary, Amdocs Limited, c/o Amdocs, Inc., 1390 Timberlake Manor Parkway, Chesterfield, MO 63017, telephone 314-212-8328, before it permits any disclosure of the underlined information contained in Request #1.

2.	You disclose that the Company believes that the results of any such contingencies, either individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows. Please tell us what consideration was given to disclosing an estimate of reasonably possible losses in excess of amounts accrued, if material, or that such an estimate of the possible loss or range of loss cannot be made. Refer to paragraphs 3 through 5 of ASC 450-20-50.

Rule 83 Confidential Treatment Request by Amdocs Limited Request #2

Response: [**]

Amdocs Limited respectfully requests that the information contained in Request #2 be treated as confidential information and that the Commission provide timely notice to Elizabeth W. McDermon, Secretary, Amdocs Limited, c/o Amdocs, Inc., 1390 Timberlake Manor Parkway, Chesterfield, MO 63017, telephone 314-212-8328, before it permits any disclosure of the underlined information contained in Request #2.

* * * * *

Lastly, as requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

U.S. Securities and Exchange Commission

March 25, 2014

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned (617-526-6421) or Robert A. Schwed (212-937-7276) of this firm with any questions regarding this response letter.

Very truly yours,

/s/ Jason L. Kropp

Jason L. Kropp